Mail Stop 4561

June 12, 2008

Mr. Anthony Massetti
Senior Vice President and
Chief Financial Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, OH 45479

   Re: **NCR Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed February 29, 2008
      Definitive Proxy Statement on Schedule 14A
      Filed March 11, 2008
      File No. 001-00395

Dear Mr. Massetti:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Mark Kronforst
               Accounting Branch Chief